Form 10KSB, Exhibit 13
period 1996-12-31
BLACKHAWK BANCORP INC
filed 1997-03-31
CIK 857853

                                                                 EXHIBIT 13

                            FINANCIAL HIGHLIGHTS



(in thousands except for per share data)

                                                                           December 31,
                                                       ------------------------------------------------------
                                                         1996       1995          1994        1993     1992
                                                       ------------------------------------------------------
Interest income..................................      $11,323   $  10,582       $9,346      $9,588   $10,491
Interest expense.................................        5,394       5,079        4,224       4,277     5,343
                                                       -------   ---------       ------      ------    ------
Net interest income..............................        5,929       5,503        5,122       5,311     5,148
Provision for loan losses........................          145         180          220         120       238
                                                       -------   ---------       ------      ------    ------
Net income after provision for loan losses.......        5,784       5,323        4,902       5,191     4,910
Gains from sale of securities....................           --          18           --          --        --
Non-interest income, less gains from sales
  of securities..................................       1,006          760          598         623       482
Non-interest expense.............................       4,214        4,028        4,214       3,464     3,246
                                                       -------   ---------       ------      ------    ------
Income before income taxes.......................       2,576        2,073        1,286       2,350     2,146
Income tax expense...............................         848          601          346         745       645
                                                       -------   ---------       ------      ------    ------
NET INCOME.......................................      $1,728     $  1,472       $  940      $1,605    $1,501
                                                       -------   ---------       ------      ------    ------
Income per common share (1)......................      $ 0.73     $   0.64       $ 0.41      $ 0.71    $ 0.67
                                                       -------   ---------       ------      ------    ------
Cash dividend declared per share (1).............      $ 0.36     $   0.30       $ 0.27      $ 0.20    $ 0.20
                                                       -------   ---------       ------      ------    ------



(1) Restated for a 2 for 1 stock split as of March 31, 1994, and a 3 for 2 stock split as of June 15, 1995.


                                                                            December 31,
                                                   ----------------------------------------------------------
                                                     1996        1995       1994        1993         1992
                                                   ----------------------------------------------------------
Total assets...................................... $151,484     155,531     141,570     $135,181     $133,298
Securities, net...................................   35,567      37,366      36,084       34,907       33,722
Total loans, net..................................   98,241      93,548      88,716       86,256       79,804
Deposits..........................................  118,311     119,717     114,738      109,662      107,932
Repurchase agreements and federal funds purchased     7,405       9,680       4,047        4,319        5,237
Long-term debt...................................     2,275       3,629       1,533          186          240
Total capital....................................    22,029      21,189      19,962       19,697       18,463


TOTAL AVERAGE DEPOSITS (in thousands of dollars)
[BAR CHART]


TOTAL AVERAGE ASSETS (in thousands of dollars)
[BAR CHART]

NET INTEREST INCOME  (in thousands of dollars)
[BAR CHART]

                         BLACKHAWK BANCORP 1 ANNUAL REPORT 1996

                    Blackhawk Bancorp, Inc. and Subsidiary
                          CONSOLIDATED BALANCE SHEETS

                         December 31, 1996, and 1995


ASSETS                                                                                           1996          1995
                                                                                               ------------------------
Cash and cash equivalents...............................................................     $  7,966,929  $  7,589,600
Federal funds sold and other short-term investments.....................................        4,677,596    11,734,905
Securities:
  Held-to-maturity......................................................................       24,864,640    25,794,108
  Available-for-sale....................................................................       10,701,911    11,571,581
Loans, net of allowance for loan losses of $1,185,672 in 1996 and $928,817 in 1995......       98,241,019    93,548,027
Bank premises and equipment, net........................................................        3,463,491     3,732,418
Accrued interest receivable.............................................................        1,041,756     1,217,561
Income tax receivable...................................................................           94,638        35,812
Other assets............................................................................          432,025       307,436
                                                                                             --------------------------
  TOTAL ASSETS..........................................................................     $151,484,005  $155,531,448
                                                                                             --------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Deposits:
  Non-interest bearing..................................................................     $ 23,193,906  $ 22,513,544
  Interest bearing......................................................................       95,116,941    97,203,385
                                                                                             --------------------------
    TOTAL DEPOSITS......................................................................      118,310,847   119,716,929
                                                                                             --------------------------

Borrowed funds:
  Short-term borrowings................................................................         7,405,451     9,679,833
  Long-term borrowings.................................................................         2,275,456     3,629,027
                                                                                             --------------------------
    TOTAL BORROWED FUNDS...............................................................         9,680,907    13,308,860
                                                                                             --------------------------

  Accrued interest payable.............................................................           680,226       693,364
  Other liabilities....................................................................           782,827       622,811
                                                                                             --------------------------
    TOTAL LIABILITIES..................................................................       129,454,807   134,341,964
                                                                                             --------------------------

COMMITMENTS AND CONTINGENT LIABILITIES

STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value per share; authorized 1,000,000 shares; issued, none                 --            --
  Common stock, $.01 par value per share; authorized 10,000,000 shares;
    issued and outstanding 2,285,864 in 1996 and 2,282,615 in 1995....................             22,859        22,826
  Additional paid in capital..........................................................          6,960,550     6,946,370
  Employee stock options earned.......................................................             94,764        52,165
  Retained earnings...................................................................         15,072,129    14,210,036
  Less treasury stock, at cost........................................................            (84,305)           --
  Net unrealized gains (losses) on securities available-for-sale......................            (11,343)       37,114
                                                                                             --------------------------
                                                                                               22,054,654    21,268,511

  Less: Deferred compensation related to employee stock ownership
       plan debt guarantee............................................................            (25,456)      (79,027)
                                                                                             --------------------------
       TOTAL STOCKHOLDERS' EQUITY.....................................................         22,029,198    21,189,484
                                                                                             --------------------------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.....................................       $151,484,005  $155,531,448
                                                                                             ==========================




                   BLACKHAWK BANCORP 6 ANNUAL REPORT 1996

                    Blackhawk Bancorp, Inc. and Subsidiary
                      CONSOLIDATED STATEMENTS OF INCOME
                 Years Ended December 31, 1996, 1995 and 1994



                                                                          1996        1995         1994
                                                                     -------------------------------------
NTEREST INCOME:
     Interest and fees on loans...................................   $ 8,777,209  $ 8,327,565  $ 7,270,387
  Interest on securities:
    Taxable......................................................      2,122,793    1,895,205    1,650,537
    Exempt from Federal income taxes.............................        221,105      199,168      302,878
  Interest on federal funds sold and other short-term investments        201,741      160,031      122,381
                                                                     -------------------------------------
       TOTAL INTEREST INCOME......................................    11,322,848   10,581,969    9,346,183
                                                                     -------------------------------------
INTEREST EXPENSE:
  Interest on deposits............................................     4,578,120    4,485,677    3,907,408
  Interest on short-term borrowings...............................       642,894      379,219      256,640
  Interest on long-term borrowings................................       173,090      214,223       59,878
                                                                     -------------------------------------
       TOTAL INTEREST EXPENSE.....................................     5,394,104    5,079,119    4,223,926
                                                                       -------------------------------------

       NET INTEREST INCOME........................................     5,928,744    5,502,850    5,122,257
  Provision for loan losses.......................................       145,000      180,000      220,000
                                                                       -------------------------------------

       NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES........     5,783,744    5,322,850    4,902,257
                                                                     -------------------------------------
OTHER OPERATING INCOME:
  Trust department income.........................................       121,739       87,826       73,383
  Service fees....................................................       568,951      467,800      412,991
  Realized gains on securities....................................            --       17,785           --
  Gain on sale of loans...........................................        75,372       37,996       29,331
  Other income....................................................       239,735      166,496       82,413
                                                                     -------------------------------------
       TOTAL OTHER OPERATING INCOME...............................     1,005,797      777,903      598,118
                                                                     -------------------------------------
OTHER OPERATING EXPENSES:
  Salaries and wages.............................................      1,767,328    1,640,139    1,430,820
  Employee benefits..............................................        436,445      357,297      455,052
  Occupancy expense of bank premises.............................        309,313      300,160      239,169
  Furniture and equipment........................................        349,928      383,072      296,712
  Data processing................................................        320,109      299,447      391,707
  Federal deposit insurance premiums.............................          2,000      127,272      239,208
  Professional fees..............................................        199,373      207,417      365,522
  Advertising and marketing......................................        112,790      118,236      105,111
  Other operating expenses.......................................        716,319      595,083      691,123
                                                                     -------------------------------------
     TOTAL OTHER OPERATING EXPENSES..............................      4,213,605    4,028,123    4,214,424
                                                                     -------------------------------------
     INCOME BEFORE INCOME TAXES..................................      2,575,936    2,072,630    1,285,951
  Provision for income taxes.....................................        847,661      600,743      345,949
                                                                     -------------------------------------
     NET INCOME..................................................    $ 1,728,275  $ 1,471,887    $ 940,002
                                                                     =====================================
     NET INCOME PER SHARE........................................    $       .73  $       .64    $     .41
                                                                     =====================================
     DIVIDENDS PER SHARE.........................................    $       .38  $       .30    $     .27
                                                                     =====================================


                   BLACKHAWK BANCORP 7 ANNUAL REPORT 1996

                    Blackhawk Bancorp, Inc. and Subsidiary
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   Years Ended December 31, 1996, and 1995




                                                                    Additional
                                                            Common   Paid in     Stock        Retained
                                                             Stock   Capital    Options       Earnings
------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993 ..........................     $  7,492   $ 6,777,046   $  9,384      $13,089,223

Net income ..........................................           --            --         --          940,002
Principal payments on ESOP loan .....................           --            --         --               --
Cash dividends declared on
  common stock, $.27 per share ......................           --            --         --         (599,830)
Adoption of FASB #115 ...............................           --            --         --               --
Net change in unrealized gains (losses) on securities
 available-for-sale .................................           --            --         --               --
Stock Split .........................................        7,495            --         --           (7,495)
Compensatory employee stock options:
  Recognized ........................................           --            --     17,978               --
  Exercised .........................................           19        13,966       (720)              --
                                                          --------------------------------------------------
BALANCE, DECEMBER 31, 1994 ..........................       15,006     6,791,012     26,642       13,421,900

Net income ..........................................           --            --         --        1,471,887
Principal payments on ESOP loan .....................           --            --         --               --
Cash dividends declared on common
  stock, $.30 per share .............................           --            --         --         (676,140)
Net change in unrealized gains (losses)
  on securities available-for-sale ..................           --            --         --               --
Stock split .........................................        7,593            --         --           (7,611)
Compensatory employee stock options:
  Recognized ........................................           --            --     33,697               --
  Exercised .........................................          227       155,358     (8,174)              --
                                                          --------------------------------------------------
BALANCE, DECEMBER 31, 1995 ..........................       22,826     6,946,370     52,165       14,210,036

Net income ..........................................           --            --         --        1,728,275
Principal payments on ESOP loan .....................           --            --         --               --
Cash dividends declared on common
  stock, $.38 per share .............................           --            --         --         (866,182)
Purchase of stock for treasury, 7,578 shares
  at $11.13 per share ...............................           --            --         --               --
Net change in unrealized gains (losses)
  on securities available-for-sale ..................           --            --         --               --
Compensatory employee stock options:
  Recognized ........................................           --            --     42,654               --
  Exercised or expired ..............................           33        14,180        (55)              --
                                                          --------------------------------------------------
BALANCE, DECEMBER 31, 1996 ..........................     $ 22,859   $ 6,960,550   $ 94,764      $15,072,129
                                                          ==================================================



                                                               Net Unrealized
                                                               Gains (Losses) on
                                                                    Securities
                                                       Treasury      Available
                                                        Stock        for Sale        Other             Total
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993 ..........................       --              --         $ (186,170)      $  19,696,975

Net income ..........................................       --              --                 --             940,002
Principal payments on ESOP loan .....................       --              --             53,571              53,571
Cash dividends declared on
  common stock, $.27 per share ......................       --              --                 --            (599,830)
Adoption of FASB #115 ...............................       --         160,451                 --             160,451
Net change in unrealized gains (losses) on securities
  available-for-sale ................................       --        (320,152)                --            (320,152)
Stock Split .........................................       --              --                 --                  --
Compensatory employee stock options:
  Recognized ........................................       --              --                 --              17,978
  Exercised .........................................       --              --                 --              13,265
                                                      ----------------------------------------------------------------
BALANCE, DECEMBER 31, 1994 ..........................       --        (159,701)          (132,599)         19,962,260

Net income ..........................................       --              --                 --           1,471,887
Principal payments on ESOP loan .....................       --              --             53,572              53,572
Cash dividends declared on common
  stock, $.30 per share .............................       --              --                 --            (676,140)
Net change in unrealized gains (losses)
  on securities available-for-sale ..................       --         196,815                 --             196,815
Stock split .........................................       --              --                 --                 (18)
Compensatory employee stock options:
  Recognized ........................................       --              --                 --              33,697
  Exercised .........................................       --              --                 --             147,411
                                                      ----------------------------------------------------------------
BALANCE, DECEMBER 31, 1995 ..........................       --          37,114            (79,027)         21,189,484

Net income ..........................................       --              --                 --           1,728,275
Principal payments on ESOP loan .....................       --              --             53,571              53,571
Cash dividends declared on common
  stock, $.38 per share .............................       --              --                 --            (866,182)
Purchase of stock for treasury, 7,578 shares
  at $11.13 per share ...............................  (84,305)             --                 --             (84,305)
Net change in unrealized gains (losses)
  on securities available-for-sale ..................       --         (48,457)                --             (48,457)
Compensatory employee stock options:
  Recognized ........................................       --              --                 --              42,654
  Exercised or expired ..............................       --              --                 --              14,158
                                                      ----------------------------------------------------------------
BALANCE, DECEMBER 31, 1996 ..........................  (84,305)      $ (11,343)         $ (25,456)       $ 22,029,198
                                                      ================================================================





                   BLACKHAWK BANCORP 8 ANNUAL REPORT 1996

                    Blackhawk Bancorp, Inc. and Subsidiary
                    CONSOLIDATED STATEMENTS OF CASH FLOWS


                 Years Ended December 31, 1996, 1995 and 1994


CASH FLOWS FROM OPERATING ACTIVITIES                                                    1996         1995         1994
                                                                                   -------------------------------------
Net income ......................................................................  $ 1,728,275   $ 1,471,887    $ 940,002
Adjustments to reconcile net income to net cash provided by operating activities:
  Compensatory employee stock options recognized ................................       42,599        33,697       17,978
  Provision for loan losses .....................................................      145,000       180,000      220,000
  Provision for depreciation and amortization ...................................      333,294       348,424      261,124
  Amortization of premiums and accretion of discounts on investment securities, net    (79,542)       47,621      177,616
  Gain on sale of property equipment ............................................       (2,655)           --           --
  Realized gains on securities ..................................................           --       (17,785)          --
  Gain on sale of loans .........................................................      (75,372)      (37,996)     (29,331)
  Loans originated for sale .....................................................   (5,329,228)   (3,232,399)  (1,925,082)
  Proceeds from sale of loans ...................................................    5,164,200     3,270,395    1,954,413
  Change in assets and liabilities:
    (Increase) decrease in accrued interest receivable ..........................      175,805       (84,251)    (102,056)
    (Increase) decrease in other assets .........................................     (183,415)      184,735     (105,651)
    Increase in accrued interest and other liabilities ..........................      178,910        26,669       78,870
                                                                                   --------------------------------------
       NET CASH PROVIDED BY OPERATING ACTIVITIES ................................    2,097,871     2,190,997    1,487,883
                                                                                   --------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of property and equipment ..................................       11,600            --           --
  Proceeds from sale of securities available-for-sale ...........................           --     2,027,813           --
  Proceeds from maturity of securities held-for-maturity ........................   11,814,812     6,800,362    8,222,764
  Proceeds from maturity of securities available-for-sale .......................   22,484,382     3,806,860    4,052,950
  Purchase of securities held-to-maturity .......................................  (10,872,593)   (6,991,719)  (9,014,365)
  Purchase of securities available-for-sale .....................................  (21,628,410)   (6,758,108)  (4,882,249)
  (Increase) decrease in federal funds sold and other short-term investments, net    7,057,309    (4,683,512)  (1,661,477)
  Loans originated, net of principal collected ..................................   (4,597,592)   (5,013,115)  (2,680,279)
  Purchase of bank premises and equipment .......................................      (73,312)   (1,178,618)    (747,994)
                                                                                   --------------------------------------
     NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES ........................    4,196,196   (11,990,037)  (6,710,650)
                                                                                   --------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in deposits ...........................................   (1,406,082)    4,978,624    5,076,215
  Net increase (decrease) in short-term borrowings ..............................   (3,574,382)    6,932,833     (272,000)
  Proceeds from long-term borrowings ............................................           --       850,000    1,400,000
  Dividends paid ................................................................     (866,182)     (676,140)    (599,830)
  Proceeds from issuance of common stock ........................................       14,213       147,393       13,265
  Purchase of common stock for treasury .........................................      (84,305)           --           --
                                                                                   --------------------------------------
     NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES ........................   (5,916,738)   12,232,710    5,617,650
                                                                                   --------------------------------------
     INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ...........................      377,329     2,433,670      394,883

 Cash and cash equivalents:
   Beginning ....................................................................    7,589,600     5,155,930    4,761,047
                                                                                   --------------------------------------
     Ending ....................................................................   $ 7,966,929   $ 7,589,600 $  5,155,930
                                                                                   ======================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash payments for:
   Interest on deposits ........................................................  $  4,593,971    $4,397,371   $3,846,582
   Income taxes ................................................................  $    878,315    $  710,876   $  653,175
   Interest on borrowed funds ..................................................  $    813,272    $  567,002   $  298,320

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES
   Other assets acquired in settlement of loans ................................  $    225,546    $  193,200   $   84,544
   Principal payments on ESOP loan .............................................  $     53,571    $   53,571   $   53,571
   Common stock issued to effect stock split ...................................            --    $    7,593   $    7,495


                   BLACKHAWK BANCORP 9 ANNUAL REPORT 1996

                    Blackhawk Bancorp, Inc. and Subsidiary
                         INDEPENDENT AUDITOR'S REPORT


Board of Directors and Stockholders
Blackhawk Bancorp, Inc. and Subsidiary
Beloit, Wisconsin

We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of Blackhawk Bancorp, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended; and in our report dated February 7, 1997, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.


[SIGNATURE]



Lindgren, Callihan, Van Osdol & Co., Ltd.
Rockford, Illinois
February 7, 1997

                      BLACKHAWK BANCORP 10 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION AND RESULTS OF OPERATIONS

The following discussion provides additional analysis of the financial statements presented in the Company's annual report and should be read in conjunction with this information. This discussion focuses on the significant factors which affected the Company's earnings in 1996, with comparisons to 1995 and 1994 where applicable. As of December 31, 1996, Blackhawk State Bank (the "Bank") was the only direct subsidiary of the Company and its operations contributed nearly all of the revenue and expenses for the year. The Bank's wholly owned subsidiary, Nevahawk Investment, Inc. ("Nevahawk") is an investment subsidiary located in Nevada.

OVERVIEW
As of December 31, 1996, total assets of the Company were $151.5 million decreasing 2.6% from $155.5 million as of December 31, 1995. Total income for 1996 was $1.73 million or $.73 per share, increasing 17.4% from $1.47 million or $.64 per share, in 1995, which was 57.2% greater than the $940,000 or $.41 per share, in 1994. The significant items resulting in the above-mentioned results are discussed below.

NET INTEREST INCOME
Net interest income is the difference between interest income and fees on loans and interest expense, and is the largest contributing factor to net income for the Company. All discussions of rate are on a tax-equivalent basis, which accounts for income earned on securities that are not fully subject to federal taxes. Net interest income in 1996 was a record $6.0 million, increasing 7.8% over the 1995 level of $5.6 million which in turn was 6.3% over the 1994 net interest income of $5.3 million. Net interest income as a percentage of average earning assets was 4.33% in 1996, 4.27% in 1995, and 4.19% in 1994.

Increases in investment income and income and fees on loans were the largest factor in the increase of net interest income in 1996. Investment income increased 11.9% and income and fees on loans increased 5.4%. Nearly all of the increase in these areas were the result of increased volumes. The average balance of investments increased by 9.6% in 1996 compared to 1995. Total loans increased 3.3% for this same period. Commercial and consumer loans continued to increase in their percentage of the total loan portfolio. Real estate loans continued to decline as a percent of the portfolio. However, real estate loans still make up over 57% of the portfolio.

The largest factor in the increase in net interest income from 1994 to 1995 was income and fees on loans. During 1995, loan income and fees increased 14.5%, due almost equally to both increased rates and volumes. Loan demand for 1995 was very strong due to an easing in national interest rates along with a strong local economy. Outstanding commercial loans, including both variable and fixed rate, increased by 24.2%, in 1995 while the rate earned on these balances also increased. Outstanding balances for real estate loans remained static while the rates earned increased. Consumer loan rates remained static while outstanding balances increased 17.8%. It has been a strategy of the Company, since its conversion to a commercial bank charter in 1990, to change the mix of its loan portfolio by increasing the volume of commercial and consumer loans.

During 1994 the Bank began to offer its own credit card product. During 1995 the Bank also began to offer a home equity line of credit. Balances in both of these accounts continue to grow in 1996 as consumers become more comfortable using these financing alternatives. With time these products will contribute a higher level of interest income.

Securities income increased 4.4%, in 1995 over 1994 levels. The increase in 1995 was due to increased rates, which were partially offset by decreased volumes in securities.

Interest paid on interest bearing liabilities increased 6.2% in 1996 compared to 1995. Approximately 84% of the increase was due to increased volume in short-term borrowings. These borrowings were in the form of repurchase agreements. The increased cost of interest bearing deposits was due to increased rates. Interest paid on interest bearing liabilities increased 20.2% in 1995 as compared to 1994. The rate increases seen in assets, as discussed above also affect liabilities. Interest paid on interest bearing deposits increased 14.8% in 1995 as compared to 1994. The largest factor was the increase in rates paid, and to a lesser extent due to increased volumes.

In order to fund loan demand and leverage its capital base, the Company has taken advances from the Federal Home Loan Bank ("FHLB") and accepted repurchase agreements from local municipalities. As specific commercial loan funding requests come in, FHLB advances are taken to fund these loans. The repurchase agreements are on a bid basis with varying periods for rebid. Long-term loans are not funded with repurchase agreements. Also, short-term borrowings include federal funds purchased. As short-term liquidity needs arise, the Company may buy federal funds, secure advances from the FHLB, or borrow from the Federal Reserve Bank.

NONINTEREST INCOME AND
NONINTEREST EXPENSE
Excluding security gains, noninterest income increased by $246,000, or 32.3% in 1996 compared to 1995. The areas accounting for this increase were trust fees, $34,000 or 38.7%, service fees, $101,000 or 21.6%, gain on sale of loans, $37,000 or 98.4%, credit card fees, $15,000 or 23.3% and investment center commissions, $60,000.

Overall noninterest income, excluding security gains, increased

                   BLACKHAWK BANCORP 11 ANNUAL REPORT 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

$162,000 or 27.1% in 1995 as compared to 1994. Increased service charges account for approximately half of this increase and result primarily from the replacement of several of the Company's product offerings with fee based accounts. Also contributing to the additional income are a 19.6% increase in trust fees, and a 36.7% increase in credit card fees in 1995. An investment center selling non-FDIC insured products was opened in the Bank in 1995. Because this was in its start-up phase, it did not contribute a material amount to non-interest income.

Noninterest expense increased $185,000 or 4.6% in 1996 compared to 1995. Increases in salaries, employee benefits, data processing and other expenses were partially offset by decreases in equipment costs, FDIC insurance premiums, professional fees and advertising expenses.

Salaries increased $127,000 or 7.8% in 1996 compared to 1995. This increase was the result of additional new employees hired in 1995, normal salary increases and an increase in the officer incentive compensation related to improved financial performance. The increase in employee benefits of $79,000 or 22.2%, is primarily the result of increased health insurance costs. The other major area of increase was other expenses which increased $121,000 or 20.3%. Two areas that accounted for approximately 54.0% of this increase were office supplies and postage.

A significant decrease in FDIC premiums of $125,000, was due to the elimination of premiums for banks that were most highly rated. The $33,000, 8.7%, reduction in equipment expenses was primarily the result of reduced depreciation costs.

Noninterest expense decreased $186,000 or 4.4% in 1995 as compared to 1994. Increases in salaries and benefits, occupancy and equipment expenses, were offset by decreases in loan collection expenses, FDIC premiums and expenses related to the 1994 resignation of the Company's former President and CEO.

The bank has received the required regulatory approvals to open its second in-store branch, which will occur in July 1997. This branch will be located in a newly constructed Wal-Mart Superstore. Noninterest expenses are expected to increase as a result of this branch opening.

Salaries and benefits increased 5.9%, or $112,000 in 1995. The primary contributing factor was the full year of salaries related to the Company's supermarket branch opened in November, 1994. Also affecting the increase was the hiring of a full-time marketing officer and investment center executive, normal adjustments in base salaries for personnel and higher officer incentive compensation related to improved financial performance. These increases were partially offset by a decrease in health insurance expense as a result of changing carriers and 1994 also included costs related to the resignation of the Company's former President and CEO.

Occupancy expense increased $61,000 or 25.5% in 1995. This was mostly due to expenses related to the new addition to the Bank's main facility and to a lesser extent, the addition of a new supermarket branch, opened in November, 1994. Equipment expenses increased $86,000 or 29.1% in 1995. Again, most of this increase is attributable to the main bank and new branch additions. Also affecting the increase is the higher depreciation expense related to the new computer system installed in February, 1994.

Data processing expense decreased $92,000 or 23.6% in 1995. The computer system installed during 1994 allows more flexibility in processing and also lowered the cost of data processing services. Loan collection expense decreased in 1995 by $121,000 or 71.1%. This is mostly due to the legal expenses incurred in 1994, related to the restructuring of a large non-performing commercial loan. FDIC premiums in 1995 decreased $112,000 or 46.8%. The FDIC's tiered schedule of premiums was lowered during 1995 to $.06 per hundred dollars from $.23 per hundred dollars of deposits.

Management tracks three ratios related to noninterest income and expense: (1) Net-noninterest expense as a percentage of average assets, (2) standard efficiency ratio and (3) gross efficiency ratio. Net-noninterest expense as a percentage of average assets has improved from 2.70% in 1994 to 2.31% in 1995 to 2.15% in 1996. The standard efficiency ratio (noninterest expense divided by net operating income) improved from 73.7% to 64.3% to 60.8%. The gross efficiency ratio (noninterest expense divided by gross income) improved from 42.4% to 35.5% to 34.2%. Management expects all three of these ratios to improve in the future, although at a slower rate of improvement.

PROVISION FOR LOAN LOSSES
The provision for loan losses was $145,000, $180,000, and $220,000 for 1996, 1995, and 1994, respectively. In 1996 the Bank experienced net recoveries of $112,000 compared to net charge-offs of $65,000 and $347,000 in 1995 and 1994 respectively. The net recovery in 1996 resulted from recoveries of $221,000 off-setting charge-offs of $109,000. Most of the recovery was from a loan that was originally charged off in 1994. Excluding the large recovery, net charge-offs to average loans would have been .07% in 1996. Net charge-offs to average loans was .07% in 1995 and .40% in 1994. The allowance for loan losses as a percent of loans was 1.19% at December 31, 1996 compared to .98% and .91% in 1995 and 1994, respectively. Management feels that the allowance for loan loss provision is adequate based upon the current portfolio and market conditions. As the loan portfolio shifts and market conditions warrant, the provision will be adjusted.



                   BLACKHAWK BANCORP 12 ANNUAL REPORT 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

INCOME TAXES
The effective income tax rate increased to 32.9% in 1996 from 29.0% in 1995 and 26.9% in 1994. Because Nevahawk is located in Nevada, its income is not subject to state income tax. As a result, as a higher proportion of income is earned outside of Nevada, the effective rate increases.

BALANCE SHEET ANALYSIS
Total assets as of December 31, 1996 were $151.5 million versus $155.5 million as of December 31, 1995, a decrease of 2.6%. Total average assets were $148.7 million for the year ended December 31, 1996 versus $140.6 million in 1995, an increase of 5.8%. All comparisons below are comparing 1996 to 1995, unless otherwise noted.

LOANS
Gross loans increased 5.2% to $99.4 million from $94.5 million. Commercial loans experienced the most growth, $2.7 million or 13.3%, as the Bank continues to restructure its balance sheet, during 1996, to that of a more traditional commercial bank. Total real estate loans remained static. Consumer installment loans increased $2.3 million or 13.0%. As mentioned above the Bank began its own credit card program in 1994 and in 1995 introduced its home equity line of credit. The credit card program and the home equity line of credit have experienced solid growth considering the Bank's late entry into these markets. As of December 31, 1996, real estate loans represented 57.8% of gross loans, commercial loans were 23.2% and consumer loans were 19.7%. This compares to 60.2%, 21.5% and 18.3%, respectively, at December 31, l995. The Bank's loan mix is now closer to that of the average commercial bank, which has been a goal since 1990.

NON-PERFORMING LOANS
Non-performing loans as a percent of total loans increased to 1.15 % as of December 31, 1996 versus .61% as of December 31, 1995. The increase from 1995 to 1996 is the result of the change in loan mix discussed above. Management feels that the risks involved with these loans are manageable and monitor this area closely. It is the Bank's policy to place a loan on non-accrual once it has become 90 days delinquent. If it is determined that collection is questionable before that time, it would then be placed on non-accrual.

SECURITIES
Securities as a percent of average assets increased to 27.1% from 25.6%. The percentage held in the form of tax-exempt securities increased slightly in 1996, 11.9% compared to 11.5%. As the yield relationship between taxable and tax-exempt securities changes, new investments will be made in the area that best meets the objectives of the Company.

Total earning assets were 93.0% of total average assets as of December 31, 1996, as compared to 92.6% as of December 31, 1995. In total dollars, earning assets increased $8.2 million or 6.3%.

DEPOSITS
Total average interest bearing deposits increased .7%, to $97.0 million from $96.3 million. They decreased as a percentage of average assets to 65.2% in 1996 from 68.5% in 1995. Interest bearing demand deposits experienced a 20.0% increase to $4.9 million as compared to $4.1 million, and were 3.3% of average assets in 1996, as compared to 2.9% in 1995. The majority of this increase was in the Bank's club checking account programs. Savings accounts increased 7.7%. Time deposits decreased 3.5% or $2.3 million, and as a percent of average assets decreased to 41.7% in 1996 from 45.7% in 1995.

Total average non-interest bearing demand deposits increased 15.3% and as a percentage of average assets were 9.2% in 1996 versus 8.5% in 1995. This increase is mostly the result of increased business customers, which is also evident in the commercial loan activity. As banks continue to find it difficult to retain the more traditional type of savings customers, the focus will be building relationships with its customers and offering alternative investment products around the core checking account. The Bank's mix of deposits is still undergoing a change to that of a traditional commercial bank which began in 1990. Thus it is expected that a higher percentage of the Bank's growth will be seen in demand deposit accounts than in traditional time deposit and savings accounts.

OTHER BORROWINGS
Other borrowings has experienced the most growth of any other area of interest bearing liabilities. Average borrowings increased 45.1% in 1996 after an increase of 48.1% in 1995. Average borrowings of $15.2 million in 1996 were 10.2% of average assets compared to $10.5 million and 7.4% of average assets in 1995. The Bank has used other borrowings to fund specific loan requests by taking advances at the FHLB to match the term and spread required. The Bank also utilized advances from the FHLB to meet some short-term liquidity needs and it also utilized a staggered maturity advance to fund some consumer lending in 1995. The advances taken for short-term liquidity needs and those used to fund the consumer loans have been retired as they have matured.

During 1995, the Bank entered into depository relationships with four local governmental agencies. As a result, excess funds deposited into their accounts are invested into repurchase agreements ("repos") on a daily basis. These repo balances will fluctuate during the year as tax dollars are collected and disbursed. These relationships are bid on a two-year cycle, though one of the four is on a three-year cycle. Two of the relationships that are on a two year cycle expire at the end of June


                   BLACKHAWK BANCORP 13 ANNUAL REPORT 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


1997. The other one expires at the end of December. These accounts are expected to be rebid approximately three months prior to the expiration date. It is not possible to determine the outcome of these bids at this time.

ASSET/LIABILITY MANAGEMENT
The Bank, like other financial institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities, with short and medium term maturities, mature or reprice more rapidly, or on a different basis, than its interest-earning assets. Interest rate risk occurs when there is an imbalance between the interest-earning assets and the interest-bearing liabilities at a given maturity or repricing schedule. Such imbalance is commonly referred to as interest rate gap ("gap"). A positive gap exists when there are more assets than liabilities maturing or repricing within the same time frame, and a negative gap is one in which there are more liabilities than assets maturing or repricing within the same time frame. Accordingly, in a negative gap position, the Bank's net interest income is likely to decline during periods of rising interest rates and increase during periods of declining interest rates. The opposite is true in the case of a positive gap position. The Bank's cumulative one-year gap generally has been and currently is negative.

The asset/liability committee meets regularly to monitor and determine the Bank's exposure to interest rate fluctuations. This is done by monitoring the maturity and repricings of assets and liabilities plus monitoring the flow of
funds.   It is current bank policy to have the one year cumulative gap within a positive or negative 10% of assets. The current percentage is negative 11.7% which compares to a positive 4.2% as of December 31, 1995.

LIQUIDITY
Liquidity as it relates to the Bank is a measure of its ability to fund loans and withdrawals of deposits in a cost-effective manner. The Bank's principal sources of funds are deposits, scheduled amortization and prepayment of loan principal, maturities of securities, income from operations, and short-term borrowings. Additional sources include purchasing fed funds, sale of loans, sale of securities, borrowing from the Federal Reserve Bank and the FHLB and capital loans. Current year earnings can be paid to the Bank, from Nevahwk, to provide additional liquidity, without incurring a tax liability under present law. During 1996 Nevahawk did not pay a dividend however, a dividend of $1.0 million was paid to the Bank in 1995. A payment in 1997 is not anticipated.

Generally liquidity needs of the Company consist of payment of dividends to its stockholders and a limited amount of expenses. The sources of funds to provide this liquidity are income from securities, maturities of securities, cash balances and dividends from the Bank. Certain restrictions are imposed upon the Bank which could limit its ability to pay dividends if it did not have net earnings in the future. The Company maintains adequate liquidity to pay its expenses. The Company has entered into an agreement to purchase Rochelle Bancorp Inc., the parent of Rochelle Savings Bank, Rochelle, Illinois. The closing of this transaction is expected to be completed April 30, 1997. The funds, totaling approximately $4.2 million, needed to complete this transaction are expected to be generated internally by the Company and by the dividends from the Bank.

CAPITAL
Total stockholders' equity as of December 31, 1996 increased 3.9% to $22.0 million as compared to $21.2 million as of December 31, 1995. Internal growth in the form of increased net income was the biggest factor for this increase. Also contributing to the increase to a lesser extent was the exercising of stock options by employees and an increase in the adjustment for Financial Accounting Standard 115. Equity as a percent of assets, core capital as a percent of assets, total capital as a percent of risk based assets and leverage ratio were 14.54%, 14.37%, 23.47%, and 15.08 %, respectively, at December 31, 1996. The Company significantly exceeds all regulatory requirements regarding capital. The regulatory requirement for core capital as a percent of assets is 5.50% and total capital as a percent of risk based assets is 4.0%.

IMPACT OF INFLATION AND CHANGING PRICES
Unlike most industrial companies, virtually all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have more significant impact on the Bank's performance and results of operations than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. As discussed previously under Asset/Liability Management, the Bank's interest rate gap position in conjunction with the direction of the movement in interest rates, is an important factor in the Bank's result of operation. The Bank's financial statements are prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations in terms of historical dollars, without giving consideration to changes in the relative purchasing power of money over time due to inflation.

ACCOUNTING DEVELOPMENTS
In 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 123, Accounting for Stock-Based Compensation. This statement establishes financial accounting and reporting standards for such plans including arrangements by which employees or non-employees receive shares of stock or other equity instruments or the company incurs liabilities to employees based on the price of the stock such as stock options. Under this statement, the stock or equity instruments issued must be accounted for based on the fair value of the considera-



                   BLACKHAWK BANCORP 14 ANNUAL REPORT 1996